Aurora Cannabis and Liquor Stores N.A. Complete Strategic Investment to Develop Western Canadian Retail Cannabis Business

TSX: ACB; TSX: LIQ

EDMONTON, Feb. 14, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX:ACB) and Liquor Stores N.A. Ltd. ("Liquor Stores") (TSX:LIQ) (collectively, the "Corporations") announced today the closing of the previously announced strategic investment by Aurora in Liquor Stores by way of a non-brokered private placement (the "Private Placement").

Liquor Stores intends to use the net proceeds from the Private Placement to establish and launch a leading brand of cannabis retail outlets, whereby it will convert some number of Liquor Stores' existing retail locations into cannabis retail stores and establish new cannabis retail stores. Liquor Stores will also use a portion of the proceeds to continue to strengthen its existing liquor retail brands by renovating current liquor store locations, and also for general corporate purposes.

"We are very pleased to be invested in Liquor Stores, one of Alberta's most recognizable retail brands," said Terry Booth, CEO of Aurora. "Liquor Stores' infrastructure, logistics and capacity to build and operate a large network of retail outlets provides a great opportunity for the cannabis industry to service what is anticipated to be a strong growth market. We look forward to playing our part in this partnership, and help establishing a new customer experience for adult consumers."

"Aurora has established itself as a global leader in the cannabis sector, based in our shared home province of Alberta," said James Burns, CEO of Liquor Stores. "Combining Aurora's expertise, insight and strong execution with Liquor Stores' operational excellence in the retail of adult use controlled substances is huge win not only for our companies' shareholders, but also for ensuring that the public policy objectives for legalizing consumer use of cannabis are met responsibly."

Terms of the Private Placement

In connection with the Private Placement, Liquor Stores has issued an aggregate of 6.9 million common shares (the "Shares") at a price of $15.00 per Share for gross proceeds of $103.5 million (the "Initial Investment"). As a result of the Initial Investment, Aurora now owns approximately 19.9% of the Shares (on a non-diluted basis).

In addition, Aurora has subscribed for 2.3 million subscription receipts of Liquor Stores (the "Subscription Receipts") at a price of $15.00 per Subscription Receipt for aggregate proceeds of $34.5 million. Following approval from Liquor Stores' shareholders (other than Aurora, its associates and affiliates) at its next annual general meeting and the satisfaction of the other escrow release conditions, the proceeds from the sale of Subscription Receipts will be released to Liquor Stores and Aurora will increase its ownership of Shares to approximately 25% (on a non-diluted basis).

Liquor Stores has also issued to Aurora, for no additional consideration, two classes of Share purchase warrants: (1) 10,130,000 warrants at an exercise price of $15.75 per Share to allow Aurora to increase its pro rata equity interest in Liquor Stores to approximately 40% on a fully diluted basis (the "Sunshine Warrants"); and (2) up to 1,750,000 warrants exercisable by Aurora at an exercise price of $15.00 upon any conversion of any of the outstanding 4.70% convertible unsecured subordinated debentures of Liquor Stores to allow Aurora to maintain its pro rata equity interest in Liquor Stores (the "Pro Rata Warrants", and together with the Subscription Receipts and the Sunshine Warrants, the "Additional Investment"). The exercise of each of the Sunshine Warrants and the Pro Rata Warrants will be conditional upon the approval of Liquor Stores shareholders (other than Aurora and its associates or affiliates) at the next annual general meeting of Liquor Stores. Completion of the Additional Investment remains subject to the receipt of required approvals under the Competition Act (Canada).

Early Warning Report

Prior to the completion of the Initial Investment Aurora did not hold any Shares. After giving effect to the Initial Investment, Aurora holds 6,900,000 Shares, representing approximately 19.88% of the issued and outstanding Shares (on a non-diluted basis). As of the closing of the Initial Investment, Liquor Stores has 34,709,259 Shares issued and outstanding. If the conditions are met to convert the 2,300,000 Subscription Receipts into Shares, Aurora will hold a total of 9,200,000 Shares, representing approximately 24.86% of the 37,009,959 issued and outstanding Shares (on a non-diluted basis). On the exercise of the 10,130,000 Sunshine Warrants, Aurora will hold approximately 40% of the issued and outstanding Shares (on a fully diluted basis). The exercise of the Pro Rata Warrants allows Aurora to maintain its pro rata equity interest in Liquor Stores upon the conversion of any of the outstanding 4.70% convertible unsecured subordinated debentures of Liquor Stores and therefore will not increase Aurora's ownership interest in Liquor Stores.

Aurora acquired the securities for investment purposes. Aurora will evaluate its investment in Liquor Stores from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease its shareholdings as circumstances require through the exercise of the Pro Rata Warrants or Sunshine Warrants, market transactions, private agreements, or otherwise. A copy of the Early Warning report will be filed by Aurora in connection with the Private Placement and will be available on LIQ's SEDAR profile. In order to obtain a copy of the early warning report, please contact Nilda Rivera, Aurora's Vice President, Finance, at telephone number: 604-362-5207. Aurora's registered office is located at 1500 - 1199 West Hastings St. Vancouver, British Columbia, V6E 3T5.

About Aurora Cannabis Inc.

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot production facility in Mountain View County, Alberta, known as "Aurora Mountain", a 40,000 square foot production facility known as "Aurora Vie" in Pointe-Claire, Quebec, and an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport. Aurora is also completing a fourth facility of 48,000 square feet in Lachute, Quebec, and will shortly begin construction on a 1,000,000 square foot production facility in Odense, Denmark, to be known as "Aurora Nordic", via a joint venture with Alfred Pedersen & Søn ApS.

Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company offers further differentiation through its wholly owned subsidiaries BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's common shares trade on the TSX under the symbol "ACB".

About Liquor Stores N.A. Ltd.

Liquor Stores operates 231 retail liquor stores. Liquor Stores' common shares and convertible subordinated debentures trade on the Toronto Stock Exchange under the symbols "LIQ" and "LIQ.DB.B", respectively.

Additional information about Liquor Stores N.A. Ltd. is available at www.sedar.com and its website at www.liquorstoresna.ca.

Forward-Looking Statements

This press release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities legislation. The use of any of the words "believe", "continue", "create", "deliver", "expect", "provide", "will" and similar expressions are intended to identify forward-looking information. Forward-looking information includes statements concerning: the use of the net proceeds from the Private Placement; the anticipated benefits of the Private Placement to Liquor Stores, Aurora and their respective shareholders, including Liquor Stores' ability to establish a retail cannabis business; the anticipated growth of a cannabis retail business in Canada and anticipated market share; regulatory risks, including risks related to the ability of, and expected timing for, Liquor Stores' and Aurora's participation in the retail adult use market for cannabis in Canada; the timing and anticipated receipt of required government, regulatory and shareholder approvals for the Additional Investment; and the timing of the annual general meeting of the shareholders of Liquor Stores and the closing of the Additional Investment.

In respect of the forward-looking statements and information concerning the anticipated benefits of the Private Placement and the anticipated timing for completion of the Additional Investment, Liquor Stores and Aurora have provided such in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the implementation of legislation and a regulatory regime in respect of cannabis that will permit Liquor Stores to establish a retail cannabis business; that under applicable laws or rules in respect of cannabis Aurora and its affiliates will be permitted to own securities of Liquor Stores and take certain actions with Liquor Stores in furtherance of the development of a retail cannabis business together; the time required to prepare and mail Liquor Stores shareholder meeting materials, including the required information circular; the ability of the parties to receive, in a timely manner, the required government, regulatory, shareholder and other third party approvals required to complete the Additional Investment and participate in the retail adult use market for cannabis in Canada; the assets and employees of Liquor Stores and Aurora; and the plans of Liquor Stores to establish cannabis stores. Dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary government, regulatory, shareholder or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Additional Investment. In general, actual outcomes may vary from the forward-looking information contained in this press release. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Risks and uncertainties inherent in the Private Placement include, but are not limited to, the failure of Liquor Stores or Aurora to obtain necessary government, regulatory, shareholder and other third party approvals, or to otherwise satisfy the conditions to complete the Additional Investment and participate in the retail adult use market for cannabis in Canada, in a timely manner, or at all; and the failure to successfully execute the plans regarding a retail cannabis business. The failure to obtain approvals, may result in the Additional Investment not being completed on the proposed terms, or at all.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of Liquor Stores and Aurora are included in reports on file with applicable securities regulatory authorities which may be accessed on Liquor Stores' and Aurora's respective company profiles on SEDAR at www.sedar.com.

The forward-looking information contained in this press release is made as of the date hereof and Liquor Stores and Aurora undertake no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless so required by applicable securities legislation.

SOURCE Aurora Cannabis Inc.

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%SEDAR: 00025675E

For further information: For Aurora: Cam Battley, Chief Corporate Officer, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com; For Liquor Stores N.A.: Matthew Rudd, Senior Vice President and Chief Financial Officer, Liquor Stores N.A. Ltd., +1.780.702.7389, www.liquorstoresna.ca

CO: Aurora Cannabis Inc.

CNW 13:10e 14-FEB-18